Endeavour Silver Drill Programs Discover New High-Grade, Silver-Gold Mineralized Zones at the El Compas and Terronera Properties in Mexico

VANCOUVER, BC -- (Marketwired - December 13, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drill programs on the El Compas property in Zacatecas State and the Terronera property in Jalisco State, Mexico have discovered new high-grade, silver-gold mineralized zones within recently identified epithermal quartz veins on each property.

These two drill programs are being conducted as part of two ongoing economic studies, a preliminary economic assessment (PEA) for El Compas and a pre-feasibility study (PFS) for Terronera, to evaluate the potential for advancing each of these two development projects to production.

El Compas

At El Compas, two previously explored veins, El Compas and El Orito, contain small but high-grade, historic resources estimated in January 2016 by the previous owner. Endeavour has not yet completed sufficient work to verify the historic resource, and is not relying on it. Recent drilling in the Ana Camila vein, a splay of the El Orito vein located about 550 metres (m) southeast of El Orito, has outlined a new high-grade, south plunging mineralized zone over 250 m long by 100 m deep, starting approximately 100 m below surface and still open to surface and at depth (view long section here).

Recent drilling highlights are summarized in the table below and include 72 grams per tonne (gpt) silver and 26.5 gpt gold (1,928 gpt silver equivalent (AgEq)) over 1.81 m true width, or 56.2 ounces per ton (opT) AgEq over 5.9 feet (ft), including 283 gpt silver and 132.5 gpt gold (9,558 gpt AgEq) over 0.24 m true width, or 278.7 opT AgEq over 0.8 ft in hole COM108.

-------------------------------------------------------------
  Hole     Structure    From  True Width   Au     Ag    AgEq

                         (m)      (m)     (gpt)  (gpt)  (gpt)
-------------------------------------------------------------
 COM108   Ana Camila   187.05    1.81     26.52   72    1,928
                      ---------------------------------------
           Including   188.75    0.24    132.50   283   9,558
-------------------------------------------------------------
 COM110   Ana Camila   183.85    2.85     12.86   45     946
                      ---------------------------------------
           Including   183.85    0.95     24.90   87    1,830
-------------------------------------------------------------
 COM111  FW Ana Camila 158.10    1.69     5.91    27     440
                      ---------------------------------------
           Including   158.10    0.92     7.73    29     570
-------------------------------------------------------------

Silver equivalents are calculated at a ratio of 70:1 silver:gold. Numbers herein may not add up precisely due to rounding.

Terronera

At Terronera, recent drilling in the La Luz vein, located about 2,200 m northeast of the Terronera vein, has outlined a new high-grade, west plunging mineralized zone over 300 m long by 250 m deep starting approximately 100 m below surface and still open to surface and to depth (view long section here).

Recent drilling highlights are summarized in the table below and include 408 gpt silver and 58.6 gpt gold (4,512 gpt AgEq) over 1.14 m true width, or 131.5 opT AgEq over 3.7 ft, including 1,365 gpt silver and 238.0 gpt gold (18,025 gpt AgEq) over 0.9 m true width, or 525.5 opT AgEq over 2.8 ft in hole LL-02.

-------------------------------------------------------------
  Hole     Structure    From  True Width   Au     Ag    AgEq

                         (m)      (m)     (gpt)  (gpt)  (gpt)
       ------------------------------------------------------
 LL-02      La Luz     207.45    1.14     58.63   408   4,512
                      ---------------------------------------
           Including   208.61    0.26    238.00  1365  18,025
-------------------------------------------------------------
 LL-04      La Luz     244.10    1.17     4.05    194    478
                      ---------------------------------------
           Including   244.40    0.25     12.20   751   1,605
-------------------------------------------------------------
 LL-06      La Luz      87.80    1.01     2.65    61     246
                      ---------------------------------------
           Including    87.80    0.39     0.44    102    133
-------------------------------------------------------------
 LL-07      La Luz     113.90    1.43     3.07    202    418
                      ---------------------------------------
           Including   113.90    0.68     6.11    233    661
-------------------------------------------------------------
 LL-08      La Luz      95.25    1.57     5.25    86     454
                      ---------------------------------------
           Including    95.65    0.41     2.58    152    333
                      ---------------------------------------
           Including    96.45    0.75     8.76    24     637
-------------------------------------------------------------
 LL-10      La Luz     127.40    3.34     2.33    140    303
                      ---------------------------------------
           Including   130.45    0.45     5.60    176    568
-------------------------------------------------------------
 LL-12      La Luz     176.10    1.79     0.56    244    283
                      ---------------------------------------
           Including   176.10    0.50     1.28    548    638
-------------------------------------------------------------

Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Additional drilling of the Terronera vein continues to deepen the area of high-grade mineralization below the previously estimated resource. The main mineralized zone now measures over 1,400 m long by 400 m deep starting near surface, and remains open along strike to the southeast and down dip (view long section here).

Recent drilling highlights are summarized in the table below and include 226 gpt silver and 5.0 gpt gold (576 gpt AgEq) over 6.74 m true width, or 16.8 opT AgEq over 22.1 ft, including 527 gpt silver and 16.9 gpt gold (1,710 gpt AgEq) over 0.7 m true width, or 525.5 opT AgEq over 2.3 ft in hole TR09-6.

-------------------------------------------------------------
  Hole     Structure    From  True Width   Au     Ag    AgEq

                         (m)      (m)     (gpt)  (gpt)  (gpt)
-------------------------------------------------------------
 TR03-6    Terronera   516.05    2.03     1.88    127    259
                      ---------------------------------------
           Including   516.05    1.08     3.34    152    386
-------------------------------------------------------------
 TR09-6    Terronera   505.10    6.74     5.00    226    576
                      ---------------------------------------
           Including   511.40    0.69     16.90   527   1,710
-------------------------------------------------------------

Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, "These positive drill results confirm our view that both the El Compas and Terronera properties hold excellent exploration potential for the discovery of new veins and new mineralized zones. Our drill programs will break in mid-December for Christmas and we expect to receive final 2016 assays before we start drilling again in January."

In order to include all significant drill results to year-end, management now expects to complete the updated resource estimates and new economic studies for El Compas and Terronera in March, at which time the Company will provide further guidance on its development plans for these two projects. Notwithstanding, exploration and pre-development work will resume at each site in January so as to avoid any potential timeline bottlenecks in the pending development schedules.

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour -- Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Development of Endeavour's high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2016 and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com